Exhibit 99.1

SilverCrest Accelerates Exploration of High Grade El Cholugo Zone at Santa Elena Mine

TSX: SVL NYSE MKT: SVLC

VANCOUVER, May 7, 2015 /CNW/ - SilverCrest Mines Inc. ("SilverCrest" or the "Company") is pleased to announce initial results of its accelerated underground exploration of the El Cholugo Zone ("El Cholugo" or the "Zone") located immediately adjacent to the Main Mineralized Zone ("MMZ") currently in production at the Santa Elena Mine, Sonora, Mexico. SilverCrest's recently released technical report titled, "Update to Santa Elena Pre-Feasibility Study, Sonora, Mexico" ("PFS"), contemplated the exploration and development of El Cholugo in 2016. However, the high gold and silver grades over significant widths and lateral dimensions encountered underground has led the Company to accelerate exploration and development of the Zone with the view to its inclusion in this year's (2015) mine plan. Please refer to attached figures and news release dated March 31, 2015 available on the Company's website at www.silvercrestmines.com for more information.

The El Cholugo Zone is a drill-identified epithermal vein system that intersects the MMZ at an oblique angle (see attached figures). Previous drilling has shown at least two mineralized veins in the Zone, Alejandra and El Cholugo Dos, to range from 1 to 15 metres wide over a strike length of approximately 200 metres and a height of an estimated 150 metres. From previous drilling, the average width of the Alejandra vein is estimated to be 3.2 metres and for El Cholugo Dos vein, 1 to 5 metres. The Company is currently drifting on three levels (625m, 600m, and 575m elevations) from underground at Alejandra. Geometry of the mineralization is favorable for mining by long hole stoping method. Underground drifting on the Alejandra vein to date totals approximately 100 metres on three levels. The Company will also be exploring underground on the 655m level in Q2, 2015. Once the Alejandra vein is sufficiently defined, it may be partially incorporated into the 2015 mine plan. For reference, current PFS estimates for El Cholugo Reserves (cut and diluted) are 251,800 tonnes grading 2.58 gpt Au and 147.1 gpt Ag.

N. Eric Fier, CPG, P.Eng., and COO stated; "The accelerated exploration of El Cholugo is showing very encouraging results to date. The high grade silver and gold values that we are currently seeing from underground drift exploration are exceeding our expectations with respect to currently stated PFS Reserves. This makes El Cholugo a priority target which could potentially add to future underground production when practical. Additional drifting and underground drilling at El Cholugo will be completed over the next several months to confirm and potentially expand current reserves and resources."

A total of 132 composited assay results (see table below and attached figures) from mine face channel sampling of Alejandra underground drifting show an average vein width of 3.3 metres grading 8.80 gpt Au and 419.4 gpt Ag.

Level	Development Length From (m) To (m)		Number of Mine Face Samples	Average Vein Width (m)	Au (gpt)	Ag (gpt)
625	0	35	52	3.9	9.48	392.8
including			2	2.4	21.62	532.8
600	0	50	61	3.3	4.32	225.7
including			2	2.5	6.69	263.1
575	0	15	19	2.7	13.45	701.7
including			4	1.4	29.75	1,359.0
Totals & Weighted Average	0	100	132	3.3	8.80	419.4

Note:	All numbers rounded. Grades are uncapped and undiluted. Development metres are estimated. Widths are considered near-true thickness.

All sample analyses were completed onsite at Santa Elena's production laboratory. Internal QA/QC protocols are comparable to industry standards.

For comparison purposes, current MMZ ore grades being mined from underground in April, 2015 are approximately 1.9 gpt Au and 127 gpt Ag. The highest grade individual sample collected to date from the Alejandra vein is on the 575m level over a width of 0.6 metres grading 108.8 gpt Au and 2,705 gpt Ag (uncut and undiluted).

ADDITIONAL OPERATIONS UPDATE

The Company continues to review underground reserve reconciliations with mined stopes (2 and 3, see attached figures) versus PFS reserve model. Indications from reconciliations on Stopes 2 and 3 appear to be higher grade than PFS reserves. Also, the Company continues to optimize gold and silver recoveries based on a higher cyanide levels in the mill and introduction of aeration (pressurized air) into the leach tanks. Currently gold recoveries are above 92% and silver recoveries are averaging 75%. Silver recoveries are 23% higher than previously reported in the first quarter, 2015. Additional metallurgical testwork is underway to further optimize sustainable silver recoveries at or above 70% as forecasted.

Q1 FINANCIALS CONFERENCE CALL

SilverCrest has scheduled the release of its unaudited first quarter financial statements and MD&A after market close on Wednesday, May 13, 2015. A conference call to discuss the results for the 2015 first quarter financial results will be held on Thursday, May 14, 2015. The call will be held at 10am PDT (1pm EDT). To participate in the conference call, please dial the following:

Updated Participant Dial-In Number(s)

Local – Toronto:	1-416-764-8688
Local – Vancouver:	1-778-383-7413
North American toll-free:	1-888-390-0546

A replay of the conference call will be archived for later playback on the Company's website www.silvercrestmines.com.

The Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and COO for SilverCrest, who has reviewed and approved its contents.

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest's flagship property is the 100%owned Santa Elena Mine, located 150 kilometres northeast of Hermosillo, near Banamichi in the State of Sonora, Mexico. The mine is a highgrade, epithermal silver and gold producer, with a current reserve estimated life of mine of 8 years and average operating cash costs of $12 per ounce of silver equivalent (64.5:1 Ag:Au based on ounces sold). SilverCrest anticipates the 3,000 tonnes per day conventional mill facility at the Santa Elena Mine should recover an average of 1.6 million ounces of silver and 33,800 ounces of gold per annum over the current reserve life. Exploration programs continue to result in discoveries at Santa Elena and have advanced the definition of a large polymetallic deposit at the La Joya property in Durango State, Mexico.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. These include, without limitation, statements with respect to: the economic viability of a project; strategic plans and expectations for the development of the Company's operations and properties; estimates of mineral reserves and mineral resources; the amount of future production of gold and silver over any period; the amount of expected grades and ounces of metals and minerals; expected processing recoveries; expected cash operating costs; and life of mine.

These forward-looking statements relate to analyses and other information that are based on, without limitation, the following estimates and assumptions: the presence of and continuity of metals at the Company's projects; cost of production and productivity levels; the availability and costs of mining equipment and of skilled labour; accuracy of the interpretations and assumptions used in calculating reserve and resource estimates; operations not being disrupted or delayed by unusual geological or technical problems; and ability to develop and finance projects.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company's ability fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; and risks related to governmental regulations and obtaining necessary licenses and permits.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company's forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

SOURCE SilverCrest Mines Inc.

For further information: Fred Cooper, Telephone: (604) 694-1730 ext. 108, Fax: (604) 694-1761, Toll Free: 1-866-691-1730, Email: info@silvercrestmines.com, Website: www.silvercrestmines.com, Suite 501 - 570 Granville Street, Vancouver, BC Canada V6C 3P1

Santa Elena Mine; Long Section of El Cholugo Plan (Looking North)

Portal
Alimak
Vent Raise
Open Pit
EL Cholugo
Planned Dev.
650 L
600 L
550 L
500 L
450 L
?
OPEN
OPEN
Stope 2
Stope 3
Stope 1
Fault B
Fault A
Ramp @
536.5m
May 1, 2015
0m 50m
581200 E
581250 E
581300 E
581800 E
581850 E
581900 E
625 level
Ave. 3.9m @ 9.5 gpt Au, 393 gpt Ag*
600
Ave. 3.3m @ 4.3 gpt Au, 225.7 gpt Ag
575
Ave. 2.7m @ 13.5 gpt Au, 701.7 gpt Ag
*rounded, uncut & undiluted

Santa Elena 3D Looking South

Alimak Vent Raise
Portal
Open Pit
MMZ
Alejandra Vein
Current Mining
Ramp @ 536.5m
May 1, 2015
Intersection of MMZ and Alejandra
EL Cholugo Planned Dev.

Santa Elena 3D Looking SE

Santa Elena 3D Looking East

C-5897
C-5894
C-5893
C-5892
C-5891

Santa Elena 600 Level
U/G Face Channel Sampling (Looking West)
April 2015

Sample #	From (m)	To (m)	Interval (m)	Au gpt	Ag gpt	Note
C-5891	0.0	0.7		0.06	7.3	Right of Photo
C-5892	0.7	1.3	0.6	2.99	166.8	
C-5893	1.3	1.8	0.5	1.56	132.7	
C-5894	1.8	2.5	0.7	20.54	450.0	
C-5897	2.5	3.2	0.8	1.25	268.5	Left of Photo
C-5898	3.2	3.7	0.5	1.37	110.4	Left of Photo
C-5899	3.7	4.2	0.5	0.29	21.4	Left of Photo
C-5900	4.2	4.7	0.4	0.10	5.8	Left of Photo
Weighted Average	0.7	3.7	3.0	5.87	239.7	Alejandra Vein

Note; rounded, uncut & undiluted